Jingwei International Limited
Unit 701-702, Building 14, Keji C. Rd. 2nd,
Software Park,
Nanshan District, Shenzhen, 518057, China

December 30, 2011

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jingwei International Limited
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed September 20, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 15, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 14, 2011
File No. 001-34744

Dear Mr. Krikorian:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), the Company’s response to the comments set forth in the Staff’s letter dated December 16, 2011 (the “Staff’s Letter”).  As discussed with the Staff, we propose to file appropriate amendments to the filings captioned above upon resolution of the issues identified and discussed below, or upon the earlier request of the Staff as may be required to ensure satisfaction by the Staff with the form and substance of our disclosure modifications.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter and references to “Notes” are to the footnotes to our consolidated financial statements):

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009

Note 14. VIE, page F-24

1.
We note your response to prior comment 6. Please confirm whether you intend to revise your disclosures in your filing to include this information. Further, please tell us the status of your negotiations with Jingwei Communications regarding the renewal of the Intellectual Property Agreement, and what consideration you have given to disclosing this information. In addition, clarify whether Jingwei Communication must also agree to renewing this agreement and, if so, indicate whether the ability of the VIE not to renew represents rights that would prevent consolidation of the VIE (i.e., kick-out rights).

Mr. Stephen Krikorian
Securities and Exchange Commission
December 30, 2011

Response:

The Company has received approval from Administration for Industry and Commerce for registration of the existing equity pledges. We intend to revise our disclosures in our filing to include this information and other related disclosures in our response to prior comment #6.

The Company plans to begin negotiations with Jingwei Communication with respect to renewal of the Intellectual Property Agreement in early January 2012, and will provide disclosure on the status of the renewal of this agreement in its SEC filings.

Though Jingwei Communication must also agree to renew this agreement, the possibility for disagreement from Jingwei Communication is remote due to the current management structure and relationship of the two companies. Among a series of VIE agreements, Jingwei Hengtong and Jingwei Communicaiton have entered into an Operating Agreement. Under the Operating Agreement, the shareholders of Jingwei Communication have agreed to appoint persons recommended by Jingwei Hengtong to serve as Jingwei Communication’s directors, and to appoint Jingwei HengTong’s senior managers as Jingwei Communication’s General Manager, Chief Financial Officer, and other senior officers. Since the board and senior management positions of Jingwei Communication are all controlled by Jingwei Hengtong, it is unlikely that Jingwei Communication will not renew this agreement.

2.	We note your response to prior comment 7. Please confirm whether you intend to revise your disclosures in your filing to include this information.

Response:
Yes, we intend to revise our disclosures in our filing to include this information.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations  Liquidity and Capital Resources, page 21

3.
We note your response to prior comment 8 that as the sales growth has decelerated in the second half of 2011, you do not expect the trends of cash from working capital to continue. However, we note that the decrease in cash flows from working capital items for the nine months ended September 30, 2011 is $11.6 million. Tell us what consideration you gave to disclosing the primary drivers and underlying reasons for the decrease in working capital items, and the impact of these trends on the Company’s ability to fund future operations. As part of your response, please tell us what consideration you gave to disclosing the terms of your significant advance payments to vendors, including the period over which future economic benefits are expected to be realized. Please also further clarify the nature of prepayments to business partners in support of the Company’s market development efforts outside the telecommunication industry, and tell us why these payments qualify as assets.

Mr. Stephen Krikorian
Securities and Exchange Commission
December 30, 2011

Response:
The decrease of $11.6 million in cash from working capital items for the nine months ended September 30, 2011 is mainly attributed to the followings:

(a)	Accounts receivable balance increased by $6.4 million, which was largely due to a 16% year-over-year growth in sales and the Company’s longer than expected collection cycle;

(b)
Other receivables, prepayments and deposits balance increased by $4.3 million. In addition to advance payments to hardware vendors related to system integration contracts, the Company has made several advance payments to outside software developers to strengthen its R&D efforts. The research usually lasts between six to twelve months. Upon project completion and acceptance, the Company expects to benefit from the market potentials of these technologies in the next one to three years. In support of the Company’s market development efforts outside the telecommunication industry, it has engaged a couple of business partners with prepayment for consulting services over eighteen months, and necessary funding advance for business development activities including pilot programs during the period. The Company conducted periodic settlement with the business partners, and recorded business development expenses incurred accordingly.

(c)	Inventory balance increased by $2.8 million, which was mainly due to an increase in projects in progress to be completed in the second half of the year.

As the sales growth has decelerated in the second half of 2011, we expect to see improvement in cash from working capital in the fourth quarter of 2011 and the first quarter of 2012. Moreover, we believe that the decrease in cash from working capital items can be put under effective control in the next few quarters in the following ways:

i.
Improve accounts receivable collection by: a) growing the business toward a revenue sharing model which tend to have a shorter collection period; b) offering more attractive collection incentives to the sales force;

ii.	Refrain from taking on too many system integration contracts, which may use a significant amount of cash on working capital;
iii.	Enforce a tighter control on prepayment arrangements with business partners.

Mr. Stephen Krikorian
Securities and Exchange Commission
December 30, 2011

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Yong Xu
Yong Xu
Chief Financial Officer